SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                      (Amendment No. 12)

                     Loctite Corporation
                   -----------------------
                       (Name of Issuer)

                 Common Stock, $.01 par value
                ------------------------------
                (Title of Class of Securities)

                         540137 10 6
                       ---------------
                        (CUSIP Number)


                    William A. Groll, Esq.
              Cleary, Gottlieb, Steen & Hamilton
                      One Liberty Plaza
                   New York, New York 10006
                        (212) 225-2000
       -------------------------------------------------
        (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                      October 30, 1996
                -----------------------------
                (Date of Event which Requires
                  Filing of this Statement)


      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [  ].

      Check the following box if a fee is being paid with the statement [ ].




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      This Amendment No. 12 (this "Amendment") amends and
supplements the Schedule 13D filed on June 3, 1985, as previously amended (the "Schedule 13D"), of Henkel Corporation, with respect to the Common Stock, $.01 par value ("Common Stock"), of Loctite Corporation ("Loctite" or the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction.

      On October 30, 1996 Henkel KGaA issued a press release, a copy of which is filed as Exhibit 17 hereto and is incorporated herein by this reference.


Item 7.  Material to be filed as Exhibits.

      Exhibit 17. Press Release issued by Henkel KGaA on October
30, 1996.



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                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 1996

                              HC Investments, Inc.



                              By:   /s/ Ernest G. Szoke
                                 -------------------------------
                                  Ernest G. Szoke, Secretary


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                          Exhibit Index
                          -------------

Exhibit Number                                           Page Number
--------------                                           -----------

Exhibit 1          Stock Purchase Agreement between           *
                   Henkel of America, Inc. and certain
                   stockholders of Loctite dated as of May
                   23, 1985

Exhibit 2          Investment Agreement between Henkel of     *
                   America, Inc. and Loctite dated May 23,
                   1985

Exhibit 3          Amendment to Stock Purchase Agreement      *
                   between Henkel Corporation and certain
                   stockholders of Loctite dated as of
                   October 11, 1985

Exhibit 4          Press Release issued by Henkel KGaA on     *
                   March 19, 1991

Exhibit 5          Press Release issued by Henkel KGaA on     *
                   May 6, 1991

Exhibit 6          Agreement among Frederick B. Krieble,      *
                   Theta and Henkel Corporation dated as of January 31, 1992

Exhibit 7          Acknowledgment of Loctite dated            *
                   February 4, 1992

Exhibit 8          Agreement, dated as of April 14, 1994,     *
                   among Henkel KGaA, Henkel
                   Corporation, HCI and Loctite

Exhibit 9          Rights Agreement, dated as of April 14,    *
                   1994, between Loctite and The First
                   National Bank of Boston

Exhibit 10         Press Release issued by Henkel KGaA on     *
                   April 14, 1994

Exhibit 11         Purchases of Common Stock from March       *
                   6, 1992 through April 14, 1994




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Exhibit 12         Purchases of Common Stock from April       *
                   14, 1994 through October 14, 1994

Exhibit 13         Purchases of Common Stock during 60        *
                   day period through July 28, 1995

Exhibit 14         Letter, dated August 28, 1995, from        *
                   Henkel KGaA to Loctite

Exhibit 15         Purchases of Common Stock from July        *
                   31, 1995 through August 28, 1995

Exhibit 16         Letter, dated October 28, 1996, from       *
                   Henkel KGaA to the members of the
                   Board of Directors of Loctite

Exhibit 17         Press Release issued by Henkel KGaA on     6
                   October 30, 1996.



*      Previously filed.





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